Filed by Vista Outdoor Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Exchange Act of 1934
Subject Company: Revelyst, Inc.
Commission File No.: 001-41793

VSTO MNC Capital All Employee Memo

To: All Vista Outdoor Employees

From: Eric Nyman and Jason Vanderbrink

Re: An Update from Vista Outdoor

Vista Outdoor family,

Today we issued a press release confirming that the Company has received an indication of interest from MNC Capital to acquire our company for $35 per share. I would like to provide you with some additional context about what this means and what you should expect going forward.

Consistent with its fiduciary duties, our Board of Directors is carefully reviewing and considering MNC Capital’s proposal to determine the course of action that it believes is in the best interests of our Company. Of course, we are evaluating this proposal in the context of the definitive agreement we entered into with CSG to acquire our Sporting Products business, which we announced on October 16, 2023, and the planned separation of our businesses, which we announced on May 5, 2022. I want to reiterate that our Board has not changed its recommendation in support of the acquisition of our Sporting Products business by CSG.

Importantly, this news has no impact on our plan underway to separate our businesses. To that end, it remains business as usual for all our teams across the Company. We are counting on you to remain as focused as ever on delivering high quality, innovative products for our consumers around the world.

Thank you for your hard work and support. The continued dedication shown by our employees has been nothing short of remarkable.

Please understand that while the Board does its work, we are limited in what we can share, but we will keep you informed as we are able. In the meantime, send questions to corporate.communications@vistaoutdoor.com so that we can address in future meetings or communications.

Sincerely,

Eric and Jason

No Offer or Solicitation
This communication is neither an offer to sell, nor a solicitation of an offer to buy any securities, the solicitation of any vote, consent or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It
These materials may be deemed to be solicitation material in respect of the previously announced transaction among Vista Outdoor, Revelyst, Inc., CSG Elevate II Inc., CSG Elevate III Inc. and CZECHOSLOVAK GROUP a.s. (the “Transaction”). In connection with the Transaction, Revelyst, a subsidiary of Vista Outdoor, filed with the SEC on January 16, 2024 a registration statement on Form S-4 in connection with the proposed issuance of shares of common stock of Revelyst to Vista Outdoor stockholders pursuant to the Transaction, which Form S-4 includes a proxy statement of Vista Outdoor that also constitutes a prospectus of Revelyst (the “proxy statement/prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING OUR PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND THE PARTIES TO THE TRANSACTION. After the Registration Statement is declared effective, we will mail the definitive proxy statement/prospectus to each of our stockholders entitled to vote at the meeting relating to the approval of the Transaction. Investors and stockholders may obtain the proxy statement/ prospectus and any other documents free of charge through the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Vista Outdoor will be available free of charge on our website at www.vistaoutdoor.com.

Participants in Solicitation
Vista Outdoor, Revelyst, CSG Elevate II Inc., CSG Elevate III Inc. and CZECHOSLOVAK GROUP a.s. and their respective directors, executive officers and certain other members of management and employees, under SEC rules, may be deemed to be “participants” in the solicitation of proxies from our stockholders in respect of the Transaction. Information about our directors and executive officers is set forth in our proxy statement on Schedule 14A for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on June 12, 2023 and subsequent statements of changes in beneficial ownership on file with the SEC. These documents are available free of charge through the SEC’s website at www.sec.gov. Additional information regarding the interests of potential participants in the solicitation of proxies in connection with the Transaction, which may, in some cases, be different than those of our stockholders generally, is also included in the proxy statement/prospectus relating to the Transaction.